Online Stores Inc



ANNUAL REPORT

1000 Westinghouse Dr.

New Stanton, PA 15672

0

https://www.onlinestores.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Online Stores, Inc. ("OLS") is a niche retailer and manufacturer selling flags & flagpoles, safety equipment & PPE, work boots & clothing, chimney pipe & fireplace items, LED lighting, and British tea & food. The Company sells over 50,000 products through its websites, Amazon, Walmart, and through its internal sales team. The Company ships over 500,000 orders per year, and has 15,000,000 website visitors a year. Our opt-in email list has over 1,500,000 subscribers.

Over 40% of sales are the company's branded products. Over 50% of sales are to businesses.

Below is a list of websites owned and operated by Online Stores Inc.

- United-States-Flag.com $14.7M annual sales

- Lightup.com approx. $6.3M annual sales

- Northline Express approx. $9.5M annual sales

- DiscountSafetyGear.com $8.9M annual sales

- ConstructionGear.com $3.1M annual sales

- SafetyGirl.com $0.6M annual sales

- EnglishTeaStore.com $3.5M annual sales

- OnlineStores.com approx. $0.9M annual sales

- Amazon, Walmart & other sales $7.5M annual sales

The websites use a common technology platform and orders are shipped from 3 company warehouses, 2 near Pittsburgh, PA, and 1 in Sparks, NV. The Company employs 130 staff to ship orders, provide customer service, manufacturer products, and develop and operate the websites.

Online Stores, Inc. formed in 2003 as a corporation and then converted to a limited liability company in 2015. In 2021, we converted from an LLC to a corporation to expand the business and conduct a crowdfunding campaign.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020
The following discussion is based on our management accounts for 2021 and audited results for 2020.

Revenue
Revenue for fiscal year 2021 was $58,611,850 up 6% compared to fiscal year 2020 revenue of $55,120,381. The COVID-19 pandemic increased retail sales to consumers, as customers purchased more products online. Our Northline business selling chimney and fireplace items grew by 39% to $13,160,337

Sales by Store in 2020

Flags $15,208,887 (2020 $14,705,668)
NorthLine Express $13,160,337 (2020 $9,473,824)
Discount Safety Gear $8,537,722 (2020 $8,962,663)
Lightup.com $5,316,936 (2020 $6,251,720)
Amazon.com $5,810,793 (2020 $5,992,918)
English Tea Store $3,957,744 (2020 $3,532,765)
Construction Gear $2,285,167 (2020 $3,134,250)
OnlineStores.com $ 1,519,925 (2020 $871,192)
Safety Girl $838,375 (2020 $641,599)
Amazon Direct $698,731 (2020 $618,998.88)
Other Income $1,028,435 (2020 $934,783)

Cost of Sales
Cost of goods sold in 2021 was $41,743,939 an increase of 4% from costs of $40,065,751 in fiscal year 2020. The 2% higher margin was due to increasing prices
Gross Margins
2021 gross profit margin was improved to 29% as a percentage of revenues.

Expenses
The Company's expenses consist of, among other things, advertising, salaries and wages, and general and administrative expenses.
Advertising cost rose from $5,442,382 to 6,110,228 - a 12% increase. Advertising competition rose in 2021 as some companies reopened. Salaries and wages rose from $5,022,052 to $5,686,266, a 13% increase as wages rose due to a tight labor market.
The PPP loan from the Federal Government was forgiven for $922,323 and the remaining balance was repaid

Net Income
Net income was $623,121 compared to $522,138 in 2020.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $36,827.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: First Nation Bank of Pennsylvania
Amount Owed: $6,069,477
Interest Rate: 3.5%
Maturity Date: December 01, 2024
$7,000,000 line of credit secured against assets of company, primarily inventory and receivables

• Creditor: US Bank
Amount Owed: $68,878
Interest Rate: 0.47%
Maturity Date: April 01, 2025

• Creditor: Wells Fargo Equipment Finance
Amount Owed: $2,467
Interest Rate: 10.0%
Maturity Date: January 01, 2022
Equipment Lease $1 Buyout

• Creditor: Lenovo Financial Services
Amount Owed: $23,695
Interest Rate: 1.0%
Maturity Date: July 01, 2022
Equipment Lease $1 Buyout

• Creditor: US Bank
Amount Owed: $9,115
Interest Rate: 8.35%
Maturity Date: April 01, 2022

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kevin Hickey

Kevin Hickey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Chairman of the Board

Dates of Service: January 01, 2003 - Present

Responsibilities: Managing sales, marketing and overall operations. Formulating company strategy and act as chairman of the board of directors. Manage company finances and financial reporting. Communicate with shareholders and other stakeholders. Kevin Hickey is compensated at $100,000 per annum and holds 1,800,000 shares of Online Stores Inc.

Name: John Gilkey

John Gilkey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: COO

Dates of Service: January 01, 2003 - Present

Responsibilities: Direct and manage company operations, including shipping of orders, customer service, systems and website development. Formulate company policies covering employment, terms of business, etc. Negotiate with key suppliers including shipping partners, landlords and suppliers. John Gilkey is compensated at $95,000 per annum and holds 900,000 shares of Online Stores Inc.

Name: Lisa Hickey

Lisa Hickey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January 01, 2003 - Present

Responsibilities: Formulate overall business strategy & direction. Investigate new business opportunities. Lisa is a part time member of the executive team. Lisa Hickey is compensated at $90,000 per annum, and holds 3,060,000 share of Online Stores Inc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Online Stores Holdings Inc. (51% Lisa Hickey, 30% Kevin Hickey)

Amount and nature of Beneficial ownership: 6,000,000

Percent of class: 80.36

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,000,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 7,466,751 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 350,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the ecommerce industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable.

Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the

Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on OnlineStores.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Online Stores could harm our reputation and materially negatively impact our financial condition and business.

Possibility of a COVID-19 Outbreak

An outbreak of COVID-19 in a warehouse could negatively impact company operations. Currently, 70% of our staff have been fully vaccinated.

Our Systems are Complex and May Fail

Our system is complex and depends on multiple cloud based systems supplied by other companies, including Big Commerce, UPS, Oracle and credit card processing companies. System outages by these companies or major Internet disruptions may cause a loss of revenue. Our longest outage in the last 5 years was 6 hours

Compliance Risks

We have complex compliance obligations as we are subject to sales tax laws of all 50 states and the District of Columbia. We also must comply with US customs import regulations, Chinese export regulation, and Canadian import and sales tax laws. We use appropriate specialist software tools where possible, but we may incorrectly classify products and be subject to back taxes and penalties.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Online Stores Inc

By   /s/ *Kevin Hickey*

      Name: <u>Online Stores Inc</u>

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS



Online Stores Inc
1000 Westinghouse Dr., Suite 1
New Stanton, PA 15672
Tel: 724-925-5627
www.onlinestores.com

I certify the attached management accounts for the financial year 2021 are correct and up to date.

For Online Stores Inc.

Kevin Hickey
CEO

Kevin Hickey
CEO
Online Stores LLC
kevin@onlinestores.com
724-925-5627

Online Stores Inc.
Income Statement
From Jan 2021 to Dec 2021

Financial Row	Amount
Ordinary Income/Expense	
Income	
5051 - Sales	$55,156,104.47
5100 - Warehousing Charged Fees	$10,364.00
5401 - Sales Revenue Adjustments	($348,749.00)
5900 - Shipping Income & Surcharges	$3,838,434.06
5905 - Return Fees	$59,908.07
5911 - Coupons & Discounts	($6,761.91)
5950 - Credit Card Chargebacks	($113,523.38)
5998 - Miscellaneous Income	$16,073.77
Total - Income	**$58,611,850.08**
Cost Of Sales	
6000 - Cost of Goods Sold	$31,862,533.71
6176 - COGS Adj - Value Added	
61761 - COGS Adj - Value Added - Flag Production	($150,732.18)
61762 - COGS Adj - Value Added - Tea Production	($40,346.73)
61763 - COGS Adj - Value Added - Custom Production	($211,794.85)
Total - 6176 - COGS Adj - Value Added	**($402,873.76)**
6177 - Cost Variances	
61772 - Bill Quantity Variance	($279,692.14)
61773 - Bill Price Variance	($173,310.46)
61774 - Unbuild Variance	$195.30
61775 - Customer Return Variances	($439,816.42)
61776 - Vendor Return Variance	($13,572.84)
Total - 6177 - Cost Variances	**($906,196.56)**
6178 - COGS Inventory Adjustments	
61782 - Cycle Count Adjustments	($857,159.39)
61783 - Disposed Inventory	$195,479.14
61784 - Manual Adjustments	$470,611.20
61785 - Production Waste	$688.53
Total - 6178 - COGS Inventory Adjustments	**($190,380.52)**
6179 - COGS Revenue Adjustments	$233,846.94
6180 - Packaging Materials	
6185 - Boxes	$398,214.22
6186 - Labels	$12,985.04
6187 - Shipping Supplies	$215,760.62
6188 - Adhesive	$30,545.50
Total - 6180 - Packaging Materials	**$657,505.38**
6181 - Selling Fees	
61810 - Amazon Selling Fees	$1,016,515.75
61811 - Amazon Direct Selling Fees	$141,582.76
61813 - Walmart.com Selling Fees	$135,643.04
61814 - EBay Selling Fees	$62,197.00
61815 - Google Selling Fees	$995.61
61816 - Affirm Loan Fees	$2,717.36
61817 - Resolve Fees	$2,248.45
6182 - Earned Discount	($211,587.20)
6183 - Flag Royalty Expense	$8,000.00
Total - 6181 - Selling Fees	**$1,158,312.77**
6190 - Shipping Expenses	
6611 - Incoming Freight	
6609 - Incoming Freight - Merchandise	$478,990.94
6610 - Incoming Freight - Overseas	$1,017,028.47
6612 - Incoming Freight - UPS	$196,806.67

6613 - Incoming Freight - Other	$31,135.00
6614 - Incoming Freight - Returns	$102,648.16
Total - 6611 - Incoming Freight	**$1,826,609.24**
6619 - Outbound Freight	
6620 - Outbound Freight - Orders	$573,382.11
6621 - Outbound Freight - Returns	$154.78
Total - 6619 - Outbound Freight	**$573,536.89**
6680 - Shipping Cost in Inventory	$63.15
6809 - Vendor Surcharges	
6195 - Damaged Goods Reimbursement	($38,105.40)
6810 - Minimum Order Fees	$2,445.05
6820 - Drop Ship Surcharges	$41,487.15
Total - 6809 - Vendor Surcharges	**$5,826.80**
8230 - Outbound Parcel	
6640 - Outbound Parcel - UPS	$2,990,439.79
6650 - Outbound Parcel - UPS Canada	$512.58
6660 - Outbound Parcel - Fedx	$1,964,349.54
6670 - Outbound Parcel - Other	$591,758.39
6675 - Outbound Parcel - DHL	$38,600.57
8235 - Outbound Parcel - USPS Shipping Account	$8,684.69
8236 - Outbound Parcel - UPS Mail Innovations	$811,403.02
8238 - Outbound Parcel - USPS Endicia	$438,728.37
Total - 8230 - Outbound Parcel	**$6,844,476.95**
Total - 6190 - Shipping Expenses	**$9,250,513.03**
6800 - Operating Expenses	
6812 - Restocking Fee	$1,032.26
6830 - Production Expense	$2,955.64
6840 - Warehouse Expense	$1,135.27
6850 - Custom Expense	$75,555.24
Total - 6800 - Operating Expenses	**$80,678.41**
Total - Cost Of Sales	**$41,743,939.40**
Gross Profit	**$16,867,910.68**
Expense	
6001 - Expenses	($10,922.37)
6499 - Payment Processor Fees	
6500 - CC Processing Fees	$1,214,129.62
6560 - PayPal Fees	$253,220.83
Total - 6499 - Payment Processor Fees	**$1,467,350.45**
7400 - Production Materials Consumed	($66,382.24)
7500 - Website	
7510 - Domain Names	$8,171.73
7520 - Hosting - Server	$1,299.55
7575 - Website - Other	$55,591.31
Total - 7500 - Website	**$65,062.59**
8000 - Advertising	
8002 - Email Marketing	$79,442.21
8003 - Amazon Advertising	$274,288.43
8005 - SEO-Search Engine Optimization	$3,969.86
8006 - Keyword Search Marketing	$5,392,601.68
8007 - Social Media Advertising	$304,324.02
8008 - Advertising - Other	$55,662.45
Total - 8000 - Advertising	**$6,110,288.65**
8200 - Office Supplies & Maintenance	
8205 - Office Supplies	$21,880.83
8206 - Warehouse Supplies	$38,233.32
8207 - IT Supplies	$21,530.18
8208 - Maintenance Supplies	$49,638.76
8209 - Postage Expense	$6,000.00
Total - 8200 - Office Supplies & Maintenance	**$137,283.09**
8220 - Software - Other	$736,715.44
8221 - Software - Fraud Prevention	$38,400.00
8222 - Software - Pricing	$42,408.70
8241 - Printing Expense	$16,491.35

8250 - Miscellaneous Expense

6720 - Product Research	$1,402.79
7800 - Bad Debts	$18,709.03
8100 - Contributions	$704.56
8120 - Dues and Subscriptions	$116,771.05
8123 - Employment Costs	$24,701.69
8140 - Administration Training	$5,404.00
8150 - Licenses and Permits	$4,694.93
8160 - Miscellaneous	$6,899.13
8210 - Bank Service Charges	$32,076.86
Total - 8250 - Miscellaneous Expense	**$211,364.04**
8350 - Insurance	$104,160.04
8355 - Officer's Life Insurance	$11,914.03

8450 - Maintenance Expenses

8452 - Security	$16,553.77
8453 - Maintenance	$185,193.29
Total - 8450 - Maintenance Expenses	**$201,747.06**

8500 - Professional Fees

8510 - Legal Fees	$37,656.50
8515 - Audit and Accounting Fees	$114,864.02
8520 - Bloggers	$80.00
8523 - ADP	$21,611.25
8524 - Outsourced Services	$48,354.10
8525 - Professional Fees - Other	$64,597.34
8528 - Product Development	$1,730.67
8536 - Software Development Expense	$68,675.00
Total - 8500 - Professional Fees	**$357,568.88**

8570 - Salaries & Wages

6900 - Salaries & Wages - Other	$4,222,716.34
7030 - Commission Pay	$11.53
7090 - Stock Option Expense	$36,613.00

7100 - Payroll Tax Expenses

7101 - Federal Payroll Tax	$323,773.82
7102 - State Payroll Tax	$49,461.56
Total - 7100 - Payroll Tax Expenses	**$373,235.38**
7200 - Retirement Match Contributions	$82,005.57
8370 - Worker's Comp. Ins.	$43,800.06
8390 - Health Insurance	$481,201.82
8391 - Dental Insurance	$32,944.37
8550 - Contract Services	$406,961.73
8560 - Employee Welfare	$6,776.25
Total - 8570 - Salaries & Wages	**$5,686,266.05**

8630 - Rent

8640 - Office Building	$975,313.04
8650 - Equipment Rental	$39,473.67
Total - 8630 - Rent	**$1,014,786.71**

8800 - Utilities

8750 - Telephone - Local and Long Dist	$54,303.64
8751 - Telephone - Wireless	$11,819.35
8752 - Telephone - Data	$64,331.33
8754 - Telephone - Fax	$643.00
8760 - Trash Removal	$33,558.99
8810 - Gas	$36,571.38
8811 - Electric	$46,453.07
8812 - Water	$1,154.31
8813 - Sewage	$869.59
Total - 8800 - Utilities	**$249,704.66**
8830 - Real Estate Taxes	$34,256.04

8850 - Travel & Entertainment

8870 - Meals	$9,908.56
8885 - Hotel	$1,730.70
8890 - Auto	$9,224.69
8895 - Airfare	$733.76

Total - 8850 - Travel & Entertainment	**$21,597.71**
Total - Expense	**$16,430,060.88**
Net Ordinary Income	**$437,849.80**
Other Income and Expenses	
Other Income	
5996 - Sales Tax Discount	$10,585.69
9400 - Disposal of Assets	($687.95)
9550 - PPP Forgiveness Applied	$922,323.00
Total - Other Income	**$932,220.74**
Other Expense	
8300 - Interest Expense	
8300 - Interest Expense	$190,016.51
Total - 8300 - Interest Expense	**$190,016.51**
8310 - Finance Charges	$77,572.71
8900 - Depreciation Expense	
8901 - Depr - Computers	$15,159.78
8902 - Depr - Software	$337,713.69
8903 - Depr - Office Equipment	$7,242.67
8904 - Depr - Furniture & Fixtures	$37,666.20
8905 - Depr - Warehouse Equipment	$107,715.47
8906 - Depr - Leasehold Improvments	$5,814.44
8907 - Depr - Hardware	$37,444.14
Total - 8900 - Depreciation Expense	**$548,756.39**
8920 - Amortization expense	$109,452.67
8930 - Acquisition Costs/Legal Fees	($39,305.00)
9700 - Federal Income Tax Expense	$12,671.00
9705 - Deferred Tax Expense	($152,342.00)
Rounding Gain/Loss	$0.33
Realized Gain/Loss	$126.27
Total - Other Expense	**$746,948.88**
Net Other Income	**$185,271.86**
Net Income	**$623,121.66**

Online Stores Inc.
Balance Sheet
From Jan 2021 to Dec 2021

ASSETS	
Current Assets	
Bank	
1014 - FNB - Disbursement Account	$11,323.98
1015 - FNB - Collection Account	$10,000.00
1016 - FNB - Checks Only Disbursement Account	$14,464.82
1202 - Credit Card Payments Clearing	($603.56)
1212 - PayPal Holding	$1,642.67
Total Bank	**$36,827.91**
Accounts Receivable	
1204 - Accounts Receivable	$302,102.54
1205 - Allowance for Doubtful Accounts	($1,000.00)
Total Accounts Receivable	**$301,102.54**
Other Current Asset	
1200 - Undeposited Funds	$524,232.90
1260 - Prepaid Expenses	$264,598.97
1400 - Inventory Value	$11,554,175.77
1420 - Box & Ship Supplies in Inventory	$21,000.00
1430 - Inventory Purchases	$185.76
1450 - Allowance for Obsolete Inventory	($425,125.02)
1453 - Inventory Prepayment - China	$455,315.08
1455 - Markup for Shipping Cost & Import Duty	$834,683.28
Total Other Current Asset	**$13,229,066.74**
Total Current Assets	**$13,566,997.19**

Fixed Assets

1500 - Computers	$315,308.95
1501 - Software	$2,139,853.27
1502 - Hardware	$220,471.69
1505 - Office Equipment	$279,545.63
1510 - Furniture and Fixtures	$695,681.43
1511 - Warehouse Equipment	$1,705,039.25
1515 - Leasehold Improvements	$864,959.47
1539 - Asset Not Yet Placed in Service	$221,354.00
1590 - Accumulated Depreciation	
1591 - Accum Depr - Computers	($296,045.96)
1592 - Accum Depr - Software	($1,584,789.82)
1593 - Accum Depr - Office Equip	($254,562.12)
1594 - Accum Depr - Furn & Fixtures	($543,597.68)
1595 - Accum Depr - Warehouse Equip	($1,351,434.77)
1596 - Accum Depr - Leasehold Improv	($848,319.28)
1597 - Accum Depr - Hardware	($156,139.80)
1599 - Accum Depr - Warehouse Startup Costs	$0.68
Total - 1590 - Accumulated Depreciation	**($5,034,888.75)**
Total Fixed Assets	**$1,407,324.94**

Other Assets

1600 - Security Deposits	$54,524.54
1601 - Vendor Deposits	$252,575.50
1700 - Domain Names	$310,884.27
1750 - Copy Right & Patent	$10,000.00
1751 - Product Certifications & Listing Fees	$21,884.00
1761 - Warranty Claims to Suppliers	$156,515.97
1900 - Goodwill	$345,775.41
1901 - Non-Compete	$5,000.00
1902 - Accum Amort - Product Certifications & Listing Fees	($21,884.00)
1903 - Deferred Financing Costs	$117,509.00
1904 - Accum Amort - Copy Right & Patent	($10,000.00)
1905 - Accum Amort - Domain Names	($284,098.61)
1906 - Accum Amort - Non Compete	($5,000.00)
1907 - Accum Amort - Financing Costs	($38,080.95)
1908 - Accum Amort - Goodwill	($173,372.01)
1920 - Deferred Tax Asset	$152,342.00
Total Other Assets	**$894,575.12**
Total ASSETS	**$15,868,897.25**

Liabilities & Equity

Current Liabilities

Accounts Payable

3000 - Accounts Payable	$7,037,709.04
Total Accounts Payable	**$7,037,709.04**

Credit Card

6600 - Credit Cards	
6601 - Amex CC	($64,626.20)
6602 - Capital One CC	$115,161.71
Total - 6600 - Credit Cards	**$50,535.51**
Total Credit Card	**$50,535.51**

Other Current Liability

3030 - Customer Deposits	$10,870.16
3031 - Route Fees	$2,246.30
3100 - Outstanding CC Charges	
3101 - Outstanding AMEX Charges	$304,451.19
3102 - Outstanding Capital One Charges	($6,702.24)
Total - 3100 - Outstanding CC Charges	**$297,748.95**
3400 - Employee Credits	
3402 - Accrued Vacation	$93,018.71
3405 - Retirement Contributions	$11,309.80
3408 - Aflac - Insurance	($9,094.95)
3490 - Accrued Salaries & Wages	$168,515.06
Total - 3400 - Employee Credits	**$263,748.62**

3501 - NV Personal Property Declaration Tax	($590.64)
35037 - Sales Tax - Vertex Payable	$6,563,273.78
35081 - Sales/Use Tax Payments	($6,257,700.24)
35082 - CN Sales/Use Tax Payments	($2,937.49)
3520 - Accrued Expense	$0.01
3521 - Contigent Considerations	$75,000.47
3530 - Received Not Invoiced	$9,233.60
3541 - Freight-Shipping LC Clearing	($35.94)
3555 - Federal Tax Payable	$12,671.00
3600 - Loan Payables	
3700 - Loan Payable - KH/LH	($3,994.15)
3715 - FNB Loan Payable	$2,073,471.41
3731 - FNB Libor Loan Payable	$4,000,000.45
Total - 3600 - Loan Payables	**$6,069,477.71**
3800 - Allowances	
3801 - Allowance - Warranties	$24,000.00
3810 - Allowance - Returns	$54,934.85
Total - 3800 - Allowances	**$78,934.85**
3900 - Contributions Payable	$1,339.80
3950 - Current Portion of Long-Term Debt	$53,763.00
GST/HST Payable	$9,146.45
Total Other Current Liability	**$7,186,190.39**
Total Current Liabilities	**$14,274,434.94**
Long Term Liabilities	
3708 - Equipment Leases	
3711 - U.S. Bank - Slitter Rewinder	$68,878.10
3724 - U.S. Bank - 4-Color Pad Print	$9,115.13
3726 - Wells Fargo Equip Finance 1 - WAV	$1,398.08
3727 - Wells Fargo Equip Finance 2 - WAV	$1,068.89
3729 - Lenovo Financial Services - Dell PowerEdge, Netwo	$23,695.13
Total - 3708 - Equipment Leases	**$104,155.33**
3750 - Long-term Debt Offset	($53,763.00)
Total Long Term Liabilities	**$50,392.33**
Equity	
Equity	
3201 - Opening Balance	$7.95
4010 - Owner's Capital	$4,500.00
4011 - Investors Share Capital	$1,000,000.00
4015 - Cost of Capital Issue	($63,500.00)
4016 - Legal Costs of Share Issue	($163,638.56)
4020 - APIC	$36,613.00
4040 - Dividends	($240,475.75)
Total - Equity	**$573,506.64**
Retained Earnings	$347,441.68
Net Income	$623,121.66
Total Equity	**$1,544,069.98**
Total Liabilities & Equity	**$15,868,897.25**

CERTIFICATION

I, Kevin Hickey, Principal Executive Officer of Online Stores Inc, hereby certify that the financial statements of Online Stores Inc included in this Report are true and complete in all material respects.

Kevin Hickey

CEO